SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                               Commission File Number  000-32229


                           NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K      |_| Form 11-K    |_| Form 20-F |X| Form 10-Q  |_| Form N-SAR
For Period Ending: March 31, 2002

  |_| Transition Report on Form 10-K         |_| Transition Report on Form 10-Q
  |_| Transition Report on Form 20-F         |_| Transition Report on Form N-SAR
  |_| Transition Report on Form 11-K

           Read the attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I. REGISTRANT INFORMATION

Full name of registrant:            Wireless Synergies, Inc.
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Former name if applicable:

21700 Oxnard Street - Suite 1030
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Address of principal executive office (Street and number)

Woodland Hills, CA  91367
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City, State and Zip Code

                         PART II. RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     The Company's Quarterly Report on Form 10-QSB for the three months ended March 31, 2002 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection of certain information required to be included in the Form 10-QSB. The Company's Quarterly Report on Form 10-QSB will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

                           PART IV. OTHER INFORMATION


(1)  Name and telephone number of person to contact in regard to this notification
     John Guidon, Chief Executive Officer        (818)          593-2225
-------------------------------------------- ---------------- -----------------
                     (Name)                     (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                    |X|Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                    |X|Yes [ ]No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On March 13, 2002, the registrant, 2K Sounds Merger Co., Inc. ("Merger Sub"), a wholly owned subsidiary of the registrant, and 2KSounds, Inc. ("2KSounds") entered into an Amended and Restated Agreement and Plan of Merger (the "Agreement"), as amended by that certain letter agreement dated March 21, 2002 (the "Letter," the Agreement and the Letter collectively, the "Merger Agreement"), whereby on March 29, 2002 (the "Closing Date"), Merger Sub was merged with and into 2KSounds, with 2KSounds as the surviving corporation. As a result of the merger, 2KSounds became a wholly-owned subsidiary of the registrant. Prior to the merger, the registrant had no active business. Following the merger, the active business of the registrant was the business of its wholly-owned subsidiary, 2KSounds. For the three months ended March 31, 2002, the registrant had a net loss of approximately $1,000,000, represented by the operating loss of its wholly-owned subsidiary, 2KSounds.


                            Wireless Synergies, Inc.
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     May   15, 2002                    By: /s/ John Guidon
          --------------                        ----------------
                                                    John Guidon
                                                    Chief Executive Officer

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